News Release	No. 09-170 March 5, 2009

PLATINUM GROUP METALS SIGNS US$10 MILLION OPTION FUNDING AGREEMENT FOR WAR SPRINGS PROJECT

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE Alternext US) (“Platinum Group”) announces an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, for an optional US$10 million over 5 years to earn 35% of Platinum Group’s War Springs Project interest in South Africa. Two drill rigs for exploration have been mobilized to the project. The first year firm commitment is US$500,000.

Platinum Group currently holds a 70% interest in the War Springs Project and Africa Wide Holdings Limited (“Africa Wide”) and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study. Africa Wide is an affiliated company of Wesizwe Platinum Limited (WEZ-JSE). Taung Platinum is an affiliated company of Moepi Platinum (Pty.) Ltd., which is Platmin Ltd.’s (PPN-TSX) Black Economic Empowerment partner in South Africa.

“We are pleased to partner with JOGMEC and we hope to expand this relationship over the long term” said R. Michael Jones, President and CEO of Platinum Group Metals Ltd. “Our planned exploration at War Springs is part of our overall focus on competitive platinum deposits in any conceivable market. We have already defined a large near surface resource at our main project in the Western Bushveld Joint Venture that fits that criterion. At War Springs we are exploring at surface along strike from our current deposit and at depth. In the deeper areas our target is not a typical narrow reef but rather bulk material for potential low cost mining. Given the pressures on labour, safety, capital, and operating margins in South Africa, source of 80% of the world’s platinum, we believe that there will be an increasing trend towards more competitive shallow areas and bulk new targets.”

The War Springs deposit comes to surface at a low grade but with a favourable thickness of 6.5 to 8.0 metres. Exploration at depth around the nearby open pit PPRust platinum mine has shown impressive grades and thicknesses, including, the Akanani deposit sold by Afriore to Lonmin in 2007. Deep drilling has never been executed at War Springs and it will be a part of the program funded by JOGMEC. The War Springs property covers 22 square kilometres and is located 24 kilometres south of the Anglo Platinum open pit PPRust Platinum mine along the same “Platreef” section of the Bushveld Complex.

Willie Visser Exploration Manager of Platinum Group Metals Ltd. said “With this deal we re-activate our exploration at War Springs and continue the work of our highly successful, experienced in-house platinum exploration team. We also have a number of other projects in our new business pipeline and we hope to expand our Joint Venture based exploration.”

Resource Background

An Inferred Resource estimation announced March 17, 2008 of 47.0 Mt at an average grade of 1.11 g/t 2PGE+Au and thus a metal content of 1.676 million ounces for the B and C Reefs combined, using a 2PGE+Au cut-off of 300 cmg/t. See details in the table below:

Reef	Cut-off 3E	Tonnage	3E			Ni	Cu	Channel Width
	cmg/t	t	g/t	G	Moz	%	%	cm
B Reef	300	20,934,894	0.95	19,947,131	0.641	0.18	0.14	657
C Reef	300	26,030,561	1.24	32,192,522	1.035	0.08	0.06	875
Total	300	46,965,455	1.11	52,139,652	1.676	0.13	0.10	734

Reef	Prill Splits
	Pt		Pd		Au
	g/t	%	g/t	%	g/t	%
B Reef	0.32	34	0.55	58	0.08	8
C Reef	0.20	16	0.97	78	0.07	6

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Measured,” “Indicated,” and “Inferred,” “resources,” that the SEC does not recognize and SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Power availability is a risk to the project plans.

The War Springs Mineral Resource is characterised by two distinct reef layers, termed the "B" and "C" reefs. Both reefs are typically greater than 6m thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400 metres, remaining open at depth. A 5% geological loss has been applied.

Of the 22 boreholes drilled, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef.  Drilling results from Phase 1 and 2 covering approximately 2,200 metres of strike length on a 250 metre spacing, combined with a review of the cut-off, form the basis of the updated Inferred Mineral Resource estimation which was reported in a NI 43-101 document, compiled by Minxcon (Pty) Ltd, dated March 2008.

Qualified Person, Quality Assurance and Control and Data Verification

R. Michael Jones. P.Eng is the Qualified Person for this release. He is not independent as he is a significant shareholder. He has verified the data by visiting the property, reviewing the core and the detailed assay tables and checking on a spot basis back to the assay certificates. He also met with and reviewed the work of the Qualified Person for the Resource model.

Charles Muller of Minxcon is the Qualified Person (“QP”) for the resource report at March 2008. He is registered with the South African Council for Natural Scientific Professions (SACNASP) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. The resource estimate has not been updated. Samples were analyzed under Platinum Group’s previously published protocols for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted certified analytical facilities. Assays were completed by standard fire assay procedures with preparation at the Setpoint facility at Mokopane and final assays at Genalysis Laboratories Services Pty Ltd in Perth Australia or Anglo Research Laboratories.  Mr Muller has visited the property and has completed sufficient testing procedure to be satisfied that he has reasonably verified the data.

About JOGMEC

Japan Oil, Gas and Metals National Corporation, a company owned by the Government of Japan, integrates the functions of the former Japan National Oil Corporation, which was in charge of securing a stable supply of oil and natural gas for Japan, and the former Metal Mining Agency of Japan, which was in charge of ensuring a stable supply of nonferrous metal and mineral resources and implementing mine pollution control measures.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company holds rights to a 74% stake in the Western Bushveld Joint Venture in South Africa. Platinum Group Metals is operator of the Western Bushveld Joint Venture and has moved the project from exploration stage to a large scale resource with a Definitive Feasibility Study for a 250,000 ounce per year mine. The team includes exploration geologists, mine designers and professional engineers in Canada and South Africa.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:
R. Michael Jones, President,
or Michael Pound, Investor Relations,
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE Alternext US LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the completion of the proposed transaction, the timing of related events, and statements regarding planned or potential future activities of the Company and third parties. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the risk that conditions precedent for the proposed transaction will not be satisfied or that regulatory or other required approvals for the proposed transaction will not be obtained, the need for additional financing for the Company to be able to satisfy its cash obligations under the proposed transaction and to fulfill its other obligations and plans, metal price volatility, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies, and the other risk factors set forth in the Company’s most recent annual filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission, which are available at www.sedar.com and www.sec.gov.

N
S
W
E
Future Pit
Anglo Platinum
PPRust Mine
2006 Production: 420,100 Ounces PGMs (4E)
~2% of global annual PGM production
(Anglo Platinum 2006 AR)
Platreef Open Pit
Future Pits
Lonmin
Akanani Project
(Purchased from Afriore)
Resources:
Indicated 72.2Mt @ 5.15g/t 3PGE+Au
Inferred 136.5Mt @ 4.03g/t 3PGE+Au
(www.lonmin.com)
Active Mine
PTM Active Project
PGM Deposit
Northern Limb
Western Limb
Eastern Limb
LOCATION MAP
ENLARGED BELOW
Republic of South Africa
AURORA
TWEESPALK
DRENTHE
PPRUST
TURFSPRUIT
MOKOPANE
WAR SPRINGS
GRASS VALLEY
see enlarged
HWY N1
Polokwane
Mokopane
LEPLATS
LIMPOPO
GA-PHASHA
TWICKENHAM
MARULA
MODIKWA
KENNEDY'S VALE
TWO RIVERS
EVEREST SOUTH
BOOYSENDAL
DER BROCHEN
MILLENIUM
BLUE RIDGE
SHEBA'S RIDGE
NORTHAM
AMANDELBULT
UNION
SEDIBELO
WESTERN BUSHVELD JOINT VENTURE
STYLDRIFT
BRPM
IMPALA
RUSTENBURG
CROCODILE RIVER
KROONDAL
MARIKANA
PANDORA
LONMIN E&W
Pretoria
Johannesburg
THE BUSHVELD COMPLEX
SOUTH AFRICA
100 Km
AIM Resources
Mokopane Project
Southwest Deposit
Resources (inferred): 40Mt @ 0.55g/t 2PGE
(www.blackthornresources.com.au)
Polokwane
N 1
PLATINUM GROUP METALS
WAR SPRINGS PROJECT
Resources: (Inferred) 47Mt @ 1.11g/t 2PGE+Au
+ 0.13% Ni + 0.10% Cu
Platreef Horizon
Dip of Platreef
Pan Palladium/ Impala Platinum
Grass Valley Project
North and South Zones
Resources: (Inferred) 71Mt @ 1.23g/t 2PGE+Au + 0.14% Ni + Cu
(www.panpalladium.com)
PLATINUM GROUP METALS
PLG: AMEX PTM: TSX
PLATINUM GROUP METALS:
WAR SPRINGS PROJECT
0 1 2 4 6 8
Kilometers